EXHIBIT 99.1

Infobird Co., Ltd

Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, May 31, 2023 /PRNewswire/ – Infobird Co., Ltd (NASDAQ: IFBD) (“Infobird” or the “Company”), a software-as-a-service provider of AI-powered customer engagement solutions in China, today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on May 30, 2023 notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement and that the matter is now closed.

On December 6, 2022, the Company was notified by Nasdaq of its failure to maintain a minimum closing bid price of at least $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A), and was given 180 days, or until June 5, 2023, to regain compliance. Effective May 15, 2023, the Company effected a 1-for-5 share consolidation.

The Notice noted that as of May 30, 2023, the Company evidenced a closing bid price of its ordinary shares at or greater than $1.00 per share for at least 10 consecutive business days from May 15, 2023 through May 26, 2023. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the matter closed.

About Infobird Co., Ltd

Infobird, headquartered in Beijing, China, is a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. For more information, visit Infobird’s website at www.Infobird.com.

SOURCE INFOBIRD